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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                                  Commission File Number O-27202

                           NOTIFICATION OF LATE FILING

        (Check one):   | | Form 10-K  | | Form 11-K  | | Form 20-F |X| Form 10-Q
        | | Form N-SAR

        For Period Ended: December 31, 2002

        | | Transition Report on Form 10-K   | | Transition Report on Form 10-Q
        | | Transition Report on Form 20-K   | | Transition Report on Form N-SAR
        | | Transition Report on Form 11-K

     For the Transition Period Ended:______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________
___________________________________________________________________________

                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advanced Lighting Technologies, Inc.
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Former name if applicable
                         -----------------------------------

Address of principal executive office (Street and number)
32000 Aurora Road
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City, state and zip code Solon, Ohio 44139
                         -----------------




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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

| | (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced on February 5, 2003, the Company and certain of its United States subsidiaries filed for protection under the provisions of Chapter 11 of the Federal Bankruptcy Code. The disclosure required on Form 10-Q following this filing is different in many respects and the Company has not had the opportunity to prepare and complete revised disclosures.

     The Company does not believe it will be able to complete the Form 10-Q on or prior to February 19, 2003.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information Steven C. Potts (440) 836-7103
                      ------------------------------

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            |X|  Yes     | |  No


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     (3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?

                                            |X|  Yes     | |  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of Operations for the first six months of fiscal 2003 will reflect the previously reported net loss of $(1,481,000) for the quarter ended September 30, 2002 compared with a net loss of $(86,828,000) for the quarter ended September 30, 2001. The Company's net loss for the quarter ended September 30, 2001 included special charges and asset impairment of $(9,697,000), a non-cash charge for the impairment of an officer loan of $(4,600,000), a gain on the settlement of lawsuit of $554,000, and a cumulative effect of accounting change of $(71,171,000) resulting from the adoption of FAS 142. A detailed discussion of these items can be found in the Company's Report on Form 10-Q for the quarterly period ended September 30, 2002.

     Results of Operations for the quarter ended December 31, 2002 are expected to reflect a non-cash charge for the impairment of an officer loan of $(2,700,000), expenses related to the Company's financial restructuring initiatives of $(2,303,000), and a write-off of $(1,163,000) for the impairment of deferred costs related to its shelf offerings. In addition, the Company is evaluating, in accordance with the provisions of FAS 144, potential asset impairment charges at the Company's subsidiary, Deposition Sciences, Inc. due to changing business conditions. The amount of the impairment charges is not yet determined pending further analysis by the Company in light of its financial difficulties and the current business environment in the telecommunications industry. Therefore, the final results from operations and net loss for the quarter and six-months ended December 31, 2002 cannot be determined at this time. The Company is working to complete its analyses as expeditiously as possible. The results of the Company's analysis of potential asset impairment charges could have a significant impact on the operating results for the quarter ended December 31, 2002.

     Excluding the potential asset impairment charges for fiscal 2003 that are as yet not determined, the loss from operations for the quarter ended December 31, 2002 is expected to be approximately $(2,600,000) as compared with income from operations of $1,784,000 for the quarter ended December 31, 2001, and the loss from operations is expected to be $(1,100,000) for the six months ended December 31, 2002 as compared with the loss from operations of $(10,727,000) for the six months ended December 31, 2001. Also, excluding the potential asset impairment charges for fiscal 2003 that are as yet not determined, the net loss for the quarter ended December 31, 2002 is expected to be approximately $(6,600,000) as compared with a net loss of $(1,365,000) for the quarter ended December 31, 2001, and the net loss for the six months ended December 31, 2002 is expected to be approximately $(8,100,000) as compared with a net loss of $(88,193,000) for the six months ended December 31, 2001.


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                      Advanced Lighting Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   February 18, 2003               By:  /s/ Steven C. Potts
                                             -------------------
                                             Steven C. Potts
                                             Chief Financial Officer